EXHIBIT 21.1

LIST OF SUBSIDIARIES OF UTEK CORPORATION

Name	Jurisdiction of Organization
UTEK Europe, Ltd.	United Kingdom

UTEK Real Estate Holdings, Inc.	Florida

Ybor City Group, Inc.	Florida

22nd Street of Ybor City, Inc.	Florida

Cortez 114 LLC	Florida